MATERIAL CHANGE REPORT

51-102F3

Item 1 **Name and Address of Company**
Rubicon Minerals Corporation (the "**Company**")
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2 **Date of Material Change**
September 7, 2011

Item 3 **News Release**
News Release was issued on September 7, 2011 over Canada Newswire Service (CNW)

Item 4 **Summary of Material Change**
The Company announced the appointment of Mr. Michael Winship as a director of the Company.
Mr. Winship is currently Chief Operating Officer for Quadra FNX Mining Ltd. and has extensive and varied experience in the development and operation of underground mining operations.

Item 5 **Full Description of Material Change**

    5.1 **Full Description of Material Change**
    Please see attached news release of September 7, 2011 for further details.

    5.2 **Disclosure for Restructuring Transactions**
    Not applicable

Item 6 **Reliance on subsection 7.1(2) of National Instrument 51-102**
Not applicable

Item 7 **Omitted Information**
Not applicable

Item 8 **Executive Officer**
David W. Adamson, President & CEO (Tel: 604-623-3333)

Item 9 **Date of Report**
September 8, 2011



Rubicon Minerals Adds Operational Expertise to the Board with the Appointment of a New Director

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) ("**Rubicon**") is pleased to announce the appointment of Mr. Michael Winship as a director of Rubicon. Mr. Winship is currently Chief Operating Officer for Quadra FNX Mining Ltd. (QUX:TSX) and has more than 30 years extensive and varied experience in the development and operation of mining operations including 18 years specifically related to underground gold mining in Canada and Internationally. This includes his role as General Manager, at the Campbell Mine in Red Lake from 1995 – 1997.

Christopher J. Bradbrook, Lead Director of Rubicon, commented that "We are delighted that Michael has agreed to join the board of Rubicon. He adds valuable operating experience to the board at an exciting time for the Company as we develop the F2 Gold System, located in the heart of the prolific Red Lake Gold District of Ontario. Michael brings a wealth of experience and an excellent track record of commercial success with resource companies. His strong operational background, focused approach to commercial outcomes and his relevant experience in Red Lake, will be extremely important to Rubicon".

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"*Christopher J. Bradbrook*"
Lead Director

PR11-16   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6